

July 14, 2009

By Facsimile (303.431.1567) and U.S. Mail

Michael A. Littman, Esq.
7609 Ralston Road
Arvada, Colorado 80002

> **Re: Rancher Energy Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed July 10, 2009**
> **Filed by Jon Nicolaysen, Andrei Stytsenko, et al.**
> **File No. 0-51425**

Dear Mr. Littman:

We have reviewed the revised proxy statement and have the following additional comments.

General

1.   It has been brought to the Staff's attention that members of NSSVVO may have solicited proxies from stockholders of the Company prior to the June 18, 2009 filing of the preliminary proxy statement. For example, it is our understanding that:

- Mr. Nicolaysen sent a letter to a stockholder of the Company dated February 24, 2009 seeking written confirmation of the stockholder's interest in a proposed plan to replace management of the Company and seeking support for a proxy fight at an anticipated annual meeting of the Company. The letter requested the stockholder sign a statement that the stockholder was willing to participate in that effort and sign a "binding bona fide proxy" upon presentation of a reasonable management plan.

- Mr. Nicolaysen sent a letter to a stockholder of the Company on April 17, 2009 indicating that he believed he had made an alliance with several large stockholders of the Company and that it was now possible to "garner enough votes to force the current management out." The letter also indicated that Mr. Nicolaysen was trying to "open up a line of communication in the event your vote is needed quickly" and that he may email the stockholder voting instructions.

- Mr. Nicolaysen sent a letter to the Company's CEO, Mr. John Works, on May 5, 2009 demanding on behalf of himself and twelve other stockholders of the Company a stockholder's meeting and a new board of directors. It is unclear how Mr. Nicolaysen obtained the cooperation of the twelve other stockholders.

- Stockholders of the Company have received from Nicolaysen on or prior to May 11, 2009 proxy cards authorizing Mr. Nicolaysen to vote Company shares at one or more special stockholder's meetings to be held on or before October 31, 2009 on any and all matters to come before the meeting, including the membership of the Company's board of directors.

- Mr. Nicolaysen sent an email to the Company's CEO and one of its board members in which he stated "I continue to accumulate proxys and support for the stockholder's meeting."

  Please confirm for us whether Mr. Nicolaysen or other members of the NSSVVO group engaged in the activities listed above. If so, please advise us of the exemption from Regulation 14A Mr. Nicolaysen and/or the other members of the NSSVVO group relied upon in soliciting proxies from stockholders of the Company to (i) demand a special stockholders meeting and (ii) to vote for a new board of directors. Include in your response a discussion detailing the number of Company stockholders that were approached by each member of the NSSVO group both before and after the June 18, 2009 filing of the NSSVVO preliminary proxy statement and the nature of any such communications. Alternatively, provide us with a detailed legal analysis as to why you believe that such activities did not constitute solicitations of proxies. In responding to this comment, please note the definitions of the terms "proxy" and "solicitation" in Exchange Act Rule 14a-1(f) and (l).

2. As noted above, it has been brought to the Staff's attention that Mr. Nicolaysen sent a letter on May 5, 2009 to the Company's CEO certifying that the 13 stockholders listed in the letter, who in the aggregate owned approximately 30,698,479 shares of the Company's common stock, were "demanding a shareholder's meeting and a new Board of Directors." Mr. Nicolaysen and the other stockholders listed in his letter appear to have formed a group. See Exchange Act Rule 13d-5(b). We note that the group beneficially owns more than five percent of the Company's common stock, but we are unable to locate a Schedule 13D filed by the group. Please file the Schedule 13D, and provide us your detailed analysis regarding the group's compliance with Regulation 13D-G. See Exchange Act Rule 13d-1. We note that a Schedule 13D filed on February 5, 2009 by Sergei Stetsenko (file no. 005-82313), one of the 13 stockholders listed in the letter, did not include any of the other 12 stockholders.

Cover Letter

3. The cover letter to stockholders indicates that NSSVVO organized itself in the last 45 days. In light of the information referenced in the following comment, please supplement this disclosure to remove the implication that this was the first date on which one or more

members initiated efforts to change the current constitution of the Company's board of directors.

Background of Contact with Rancher by NSSVVO Group, page 3

4.   It has been brought to the Staff's attention that members of NSSVVO had contacted the Company regarding the election of directors prior to February 11, 2009, the date the current disclosure suggests is the first date of contact between NSSVVO and the Company. Please expand the background section to provide a discussion of all substantive contacts between members of NSSVVO and the Company regarding the election of directors. For example, we understand that on December 31, 2008, the Company received a letter from an attorney representing seven stockholders of the Company, including Andrei Stytsenko and Vladimir Vaskevich, both members of the NSSVVO group, stating that the directors had acted negligently and contrary to their fiduciary duties. The letter threatened a lawsuit against the Company and each member of the board of directors, individually, and demanded, among other things, that each of the directors and executive officers: (i) resign their positions as directors and executive officers and (ii) call a stockholders meeting to elect Andrei Stytsenko as the sole member of the Company's board of directors.

5.   We also note that the seven stockholders identified in the December 31, 2008 letter referenced above included Sergei Stetsenko. With a view toward disclosure, please advise us whether any members of NSSVVO have engaged in any other communications or activities with Mr. Stetsenko in connection with seeking a change in the management of the Company.

Closing Comments

        Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Chistina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions